                                                                                                            OMB APPROVAL
                                   U.S. SECURITIES AND EXCHANGE COMMISSION
[ ] Check box if no                         Washington, D.C. 20549                                OMB Number         3235-0287
longer subject to Section          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Expires:  September 30, 1998
16. Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities Exchange Act of      Estimated average burden
obligations may continue.       1934, Section 17(a) of the Public Holding Company Act of          hours per response...... 0.5
See Instruction 1(b).         1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of       2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Person to Issuer
   Reporting Person              LaSalle Partners Incorporated, LAP                    (Check all applicable)
Galbreath Holdings, LLC                                                                Director          X  10% Owner
(Last)   (First)   (Middle)                                                        ---                  ---

c/o Lizanne Galbreath                                                                  Officer (give        Other (specify
LaSalle Partners Incorporated                                                      ---          title   ---        below)
220 East 42nd Street                                                                            below)
   (Street)                  3. IRS or Social         4. Statement for
                                Security Number of       Month/Year                    -----------------------------------
                                Reporting Person         Jan-99
                                (Voluntary)

                                                      5. If Amendment,          7. Individual or Joint/Group Filing (Check
                                                         Date of Original          applicable line)
                                                         (Month/Year)               X  Form filed by one Reporting Person
                                                                                   ---
New York,   New York    10017
(City)      (State)     (Zip)                                                      ___ Form filed by more than one Reporting Person




                       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction   3. Transaction    4. Securities Acquired (A)   5. Amount of    6. Ownership    7. Nature
    (Instr. 3)           Date (Month/     Code               or Disposed of (D)          Securities      Form: Direct    of Indirect
                         Day/Year)       (Instr. 8)         (Instr. 3, 4 and 5)          Beneficially    (D) or          Beneficial
                                                                                         Owned at End    Indirect (I)    Ownership
                                       Code    V            Amount   (A) or   Price      of Month        (Instr. 4)      (Instr.4)
                                                                     (D)                 (Instr. 3
                                                                                          and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            1/4/99        J                297,983         D                   1,142,586       D


*If the Form is filed by more than one Reporting Person, see Instruction
 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                             (over)
                         (Print or Type Responses)               SEC 1474 (7-96)


                      Table   II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Conversion   3. Transaction   4. Transaction  5. Number of Derivative    6. Date
    (Instr. 3)                        or Exercise     Date             Code            Securities Acquired        Exercisable
                                      Price of         (Month/         (Instr. 8)       (A) or Disposed of        and
                                      Derivative       Day/                             (D) (Instr. 3, 4 and      Expiration
                                      Security         Year)                            5)                        Date
                                                                                                                  (Month/
                                                                                                                  Day/
                                                                                                                  Year)
                                                                                                                Date     Expira-
                                                                                                                Exer-    tion
                                                                   Code     V           (A)          (D)        cisable  Date
-----------------------------------------------------------------------------------------------------------------------------------



7. Title and    8. Price of      9. Number of   10. Ownership     11. Nature
   Amount of       Derivative       Derivative      Form of           of Indirect
   Underlying      Security         Securities      Derivative        Beneficial
   Securities      (Instr. 5)       Beneficially    Security:         Ownership
   (Instr. 3                        Owned at        Direct (D)        (Instr. 4)
   and 4)                           End of          or
                                    Month           Indirect (I)
Title  Amount or                    (Instr. 4)      (Instr. 4)
       Number of
       Shares
-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
On January 4, 1999, Galbreath Holdings, LLC ("Galbreath Holdings") distributed 297,983 shares, in the aggregate, to its members, which were subsequently transferred to its grantors and to Lizanne Galbreath, respectively.
The members of Galbreath Holdings are Lizanne Galbreath and three grantor retained annuity trusts (the "GRATS") the grantors of which are Lizanne Galbreath, Laurie Galbreath Nichols and John W. Galbreath II. Due to a computation error in the Reporting Person's prior Form 4 filing, the number of shares transferred by the Reporting Person to the Belair Capital Fund LLC was incorrectly listed as 213,506 shares instead of 213,193. Accordingly, the Reporting Person's beneficial ownership was understated by 313 shares. The number of shares listed on item 5 of this Form 4 reflects the corrected share numbers.



                                                                                              Galbreath Holdings, LLC
                                                                                              /s/ Lizanne Galbreath       2/10/99
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     ------------------------    ------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                     By: Lizanne Galbreath        Date
                                                                                              Title: Managing Member

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (7-96)